                                                                    EXHIBIT 13.2

                      FEDERAL DEPOSIT INSURANCE CORPORATION
                                 WASHINGTON D.C.
                                    FORM F-4


Quarterly report under Section 13 of the Securities and Exchange Act of 1934 for quarter ended September 30, 1997.


        FDIC Insurance Certificate Number:                23364
        IRS Tax Identification Number:                    95-3463626


        VALLEY INDEPENDENT BANK
        Incorporated in the State of California
        1498 Main Street, El Centro, California  92243

        Registrant's telephone number:                    [760] 370-3600


Indicate by check-mark if the Bank, as a "small business issuer" as defined under 17 CFR 240.126-2, is providing alternative disclosures as permitted for small business issues in this Form F-4. [ ]


Indicate by check-mark whether the bank:

1. Filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months [or for such shorter period that the bank was required to file such reports]; and

2.      Has been subject to such filing requirements for the past 90 days.

                             [x] Yes           [ ] No


Outstanding shares of common stock as of September 30, 1997:


                                             5,536,383

ITEM 1. FINANCIAL STATEMENTS


                            VALLEY INDEPENDENT BANK
                            STATEMENTS OF CONDITION
                               UNAUDITED [000's]


                                                             September 30, 1997       December 31, 1996
                                                             ------------------       -----------------
ASSETS
Cash & Due From Banks
      Non-Interest Bearing Deposits                                    $ 25,769                $ 26,886
      Interest Bearing Deposits                                        $    586                $    879
U.S. Treasury Securities                                                    533                     507
U.S. Agency Securities                                                   57,004                  22,171
Municipal Bonds                                                          17,545                  13,843
Federal Funds Sold                                                            0                   8,000
   Gross Loans                                              283,309                 245,421
   Allowance for Credit Losses                               (2,932)                 (2,634)
Net Loans                                                               280,477                 242,787
Fixed Assets                                                             11,244                   6,586
Other Real Estate Owned                                                   2,998                   1,948
Other Assets                                                             13,483                   9,958
-------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           $409,639                $333,565
-------------------------------------------------------------------------------------------------------

LIABILITIES and EQUITY
Demand Deposits                                                        $104,025                $ 86,597
Interest Bearing Transaction Accounts                                    90,617                  70,656
Savings Deposits                                                         40,771                  29,608
CDs under $100M                                                          71,338                  66,695
CDs over $100M                                                           65,994                  50,388
-------------------------------------------------------------------------------------------------------
TOTAL DEPOSITS                                                          372,745                 303,944
-------------------------------------------------------------------------------------------------------

Federal Funds Purchased and Securities Sold                               1,500                       0
       under Repurchase Agreements
Other Borrowed Funds                                                      2,831
Other Liabilities                                                         2,698                   2,581
-------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       379,774                 306,525
-------------------------------------------------------------------------------------------------------

EQUITY
Common Stock                                                             24,764                  24,287
Retained Earnings                                                         4,755                   2,474
Unrealized gain (loss) on securities available for
sale, net of applicable deferred income taxes                               346                     279
-------------------------------------------------------------------------------------------------------
TOTAL EQUITY                                                             29,865                  27,040
-------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES & EQUITY                                             $409,639                $333,565
=======================================================================================================

                             VALLEY INDEPENDENT BANK
                              STATEMENTS OF INCOME
                                UNAUDITED [000'S]

                                                   FOR THE THREE MONTHS ENDED     FOR THE NINE MONTHS ENDED
                                                          SEPTEMBER 30,                 SEPTEMBER 30,
                                                       1997           1996           1997           1996
===========================================================================================================
INTEREST AND FEE INCOME
Interest on Investment Securities - Taxable         $    1,000     $      418     $    2,556     $      947
Interest on Investment Securities - Non Taxable            266            142            807            439
Interest on Federal Funds Sold                              95            141            315            174
Interest & Fee Income on Loans                           7,023          5,455         19,836         15,988
-----------------------------------------------------------------------------------------------------------
TOTAL INTEREST INCOME                                    8,384          6,156         23,514         17,548
-----------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
Interest Bearing Transaction Accounts                      147            122            410            331
Savings Deposits                                           655            474          1,735          1,165
CDs over $100M                                             829            575          2,351          1,614
CDs under $100M                                            992            576          3,054          1,750
Federal Funds Purchased                                     19              3             33            141
Miscellaneous                                               60              0             60              0
-----------------------------------------------------------------------------------------------------------
TOTAL INTEREST EXPENSE                                   2,702          1,750          7,643          5,001
-----------------------------------------------------------------------------------------------------------

NET INTEREST INCOME                                      5,682          4,406         15,871         12,547
Provision for Possible Credit Losses                       445            145          1,070            495
-----------------------------------------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION                      5,237          4,261         14,801         12,052
-----------------------------------------------------------------------------------------------------------

OTHER INCOME
Service Charges on Deposits                                670            317          1,773            922
Other Fees                                                 324            206            866            647
Gain on Sale of Loans                                      371            208            565            489
Gain on Sale of Securities                                 192             36            192             49
Other Income                                                49             19            138             57
-----------------------------------------------------------------------------------------------------------
TOTAL OTHER INCOME                                       1,606            786          3,534          2,164
-----------------------------------------------------------------------------------------------------------

OTHER EXPENSE
Salaries & Benefits                                      2,602          2,072          7,394          5,979
Occupancy Expense                                          447            320          1,178            858
Furniture & Fixtures Expense                               449            339          1,301          1,034
Other Operating Expense                                  1,652            951          5,084          3,328
-----------------------------------------------------------------------------------------------------------
TOTAL OTHER EXPENSE                                      5,150          3,682         14,957         11,199
-----------------------------------------------------------------------------------------------------------

Gross Operating Income                                   1,693          1,365          3,378          3,017
Income Tax                                                 592            480          1,089          1,012
-----------------------------------------------------------------------------------------------------------
NET INCOME                                          $    1,101     $      885     $    2,289     $    2,005
-----------------------------------------------------------------------------------------------------------

EARNINGS  PER SHARE                                 $     0.20     $     0.16     $     0.42     $     0.37
AVG SHARES USED FOR COMPUTATION                      5,522,083      5,388,291      5,505,125      5,339,668
===========================================================================================================

                             VALLEY INDEPENDENT BANK
                         STATEMENT OF CHANGES IN CAPITAL
                                   (UNAUDITED)


                                                                                  UNREALIZED GAIN (LOSS)
                                                                                     OF SECURITIES
                                                COMMON STOCK                       AVAILABLE FOR SALE,
                                                                                    NET OF APPLICABLE
                                            NUMBER OF                  RETAINED      DEFERRED INCOME
                                              SHARES        AMOUNT     EARNINGS           TAXES            TOTAL
====================================================================================================================
Balance at December 31, 1995                 4,072,115   $18,652,232   $4,669,962        $356,222       $23,678,416

Stock Dividends                                338,782     4,755,505   (4,755,505)                                0

Cash Payments for Fractional Shares                                       (15,701)                          (15,701)

Exercise of Stock Options                      138,180       878,956                                        878,956

Net Income for the Year                                                 2,575,207                         2,575,207

 SFAS 115 Adjustment, Net of Taxes                                                        (77,345)          (77,345)
--------------------------------------------------------------------------------------------------------------------


Balance at December 31, 1996                 4,549,077    24,286,693    2,473,963         278,877        27,039,533

Stock Split                                    914,900

Cash Payments for Fractional Shares                                        (7,848)                           (7,848)

Exercise of Stock Options                       67,056       393,303                                        393,303

Proceeds from Issuance of Stock                  5,000        83,750                                         83,750

Net Income- Period Ended
    September 30, 1997                                                  2,288,875                         2,288,875

SFAS 115 Adjustment Net of Taxes                                                           66,967            66,967
--------------------------------------------------------------------------------------------------------------------

BALANCE AT SEPTEMBER 30, 1997                5,536,383   $24,763,746   $4,754,990        $345,844       $29,864,580
====================================================================================================================

                             VALLEY INDEPENDENT BANK
                             STATEMENTS OF CASH FLOW
                          CHANGES IN FINANCIAL POSITION
                                UNAUDITED [000'S]

                                                                               FOR THE NINE MONTHS ENDED
                                                                                     SEPTEMBER 30,
                                                                                  1997          1996
===========================================================================================================
OPERATING INCOME
Net Income                                                                       $  2,289      $  2,005
Adjustments to Reconcile Income to Net Cash Provided by Operating Activities
               Provided by Operating Activities
   Depreciation                                                                     1,128           867
   Provision for Credit Losses                                                      1,070           495
   Net Change in Accrued Interest, Other Assets & Other Liabilities                (4,243)       (3,000)
-----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                            (244)          367
-----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds from Sales & Maturities of Investment Securities                          37,646        29,203
Purchase of Investment Securities                                                 (75,914)      (27,002)
Net Change in Loans & Other Real Estate Owned                                     (38,938)      (36,469)
Purchase of Premises & Equipment                                                   (2,925)       (3,797)
-----------------------------------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                                             (80,131)      (38,065)
-----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net Decrease in Demand Deposits & Savings Accounts                                 48,552        25,088
Net Change in Time Deposits                                                        20,249        16,351
Net Change in Federal Funds Purchased                                               1,500        (1,400)
Payments for Dividends                                                                 (8)           (7)
Proceeds from Issuance of Stock                                                        84             0
Proceeds for Exercise of Stock Options                                                393           358
-----------------------------------------------------------------------------------------------------------
NET CASH USED BY FINANCING ACTIVITIES                                              70,770        40,390
-----------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                                        (9,117)        2,692
& CASH EQUIVALENTS
Cash & Cash Equivalents at Beginning of Year                                       34,886        19,435
-----------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS AT END OF PERIOD                                         $ 25,769      $ 22,127
-----------------------------------------------------------------------------------------------------------

The Statements of Condition, Statements of Income, Statements of Cash Flow, and Statement of Changes in Capital for the periods ended September 30, 1997 and 1996 have been prepared by Valley Independent Bank (the "Bank") without audit. In the opinion of management, all adjustments [which include only normal recurring adjustments] necessary to present fairly the financial position, results of operations and changes in financial condition at September 30, 1997 have been made.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This analysis is designed to provide a more complete understanding of the material changes and tends related to the Bank's financial condition, results of operations, cash flow and capital resources. This discussion should be read in conjunction with the attached Financial Statements included in Item 1, and the Bank's Annual Report on Form F-2.


GENERAL

During the third quarter of 1997, the Bank achieved record quarterly net earnings of $1,101,000 or $.20 per share, compared to $885,000 for the third quarter of 1996, or $.16 per share. Record year-to-date net earnings of $2,289,000 for the period ending September 30, 1997 were also achieved. Net earnings for the nine months ending September 30, 1997 was $.42 per share based upon average shares outstanding of 5,505,125. This compared with net earnings of $2,005,000 or $.37 per share based upon the average shares outstanding of 5,339,668 for the same period in 1996.

The Board of Directors approved a six-for-five split of the Bank's no par value common stock. The stock split was effective May 9, 1997, for shareholders of record on that date, and issued on May 30, 1997. All per share figures have been retroactively adjusted for the stock split and previous stock dividends.

The Bank's financial performance during the nine months ended September 30, 1997 was not only highlighted by continued earnings growth, but also by the acquisition of two branch locations from Wells Fargo Bank, N.A. in Blythe and Tecate, California, the establishment of a loan production office in Yuma, Arizona and the construction of a new corporate facility in El Centro, California.

The loan production office in Yuma, Arizona commenced operations on January 13, 1997. This office represents a natural extension of the Bank's presence in Yuma and La Paz Counties. The Yuma area marketplace presents a tremendous opportunity for the Bank especially in light of the area's major banks reducing their presence and consolidating decision-making to major metropolitan areas. This office was established with minimum overhead expense and as an operation is expected to reach break-even profitability prior to year-end.

Effective February 14, 1997, the Bank acquired certain of the assets and assumed the deposit liabilities of the Blythe and Tecate, California branch offices of Wells Fargo Bank, N.A., a national banking association headquartered in San Francisco, California. As a result of the acquisition, the Bank assumed the deposit liabilities of the two branches, in the aggregate amount of approximately $42,761,000, purchased the fixed assets of the two branches, and assumed the leases for the two branch locations. The aggregate purchase price paid by the Bank was $3,791,000, which included a premium for the deposits assumed in the amount of $1,975,000.

The new corporate facility, approximately 25,000 square feet, was occupied in July, 1997, and consolidated the El Centro, California loan production office as well as the Bank's Executive Management, Loan Administration, Human Resources Department and Marketing Department. The Bank leases the facility and will temporarily sublet approximately 7,500 square feet.

Loan growth was strong during the nine months ending September 30, 1997. This growth has been stimulated by the expanded market area and economic soundness of the communities serviced by the Bank as well as the diminishing effect of the devaluation of the peso currency by the Mexican government. Total gross loans at September 30, 1997 were $283.3 million which represented an increase of $37.9 million or 15.4% from December 31, 1996. Since September 30, 1996, total gross loans have increased $56.5 million or 24.9%. This increase since September, 1996 also includes $19.3 million in loans acquired in the Bank of the Desert merger which was consummated in September 1996 and the Wells Fargo branch acquisition consummated in February, 1997.

Total deposits at September 30, 1997 increased $68.8 million or 22.6% from year-end 1996 to $372.7 million. This increase includes the assumption of deposits acquired from Wells Fargo, discussed earlier and the normal seasonal deposit cycle experienced in the Imperial and Coachella Valleys as it relates to the local agricultural business cycle. Total deposits, compared to September 30, 1996, increased $100.8 million or 37.1%. This increase is inclusive of $32.6 million of deposits acquired in the Bank of the Desert merger.

The Bank's liquidity position, which was significantly enhanced by the Wells Fargo branch acquisitions, continued to increase and remained adequate to meet future foreseeable contingencies. The Bank's liquidity ratio has increased from 18.82% at September 30, 1996 and 21.34% at December 31, 1996 to 22.94% at
September 30, 1997. At September 30, 1997 the Bank had no outstandings in federal funds sold. This compared to $3.2 million in sold funds outstanding at September 30, 1996. Since December 31, 1996, Federal Funds sold have decreased $8.0 million. During the same periods, the Bank's investment portfolio increased from $38.8 million at September 30, 1996 and $38.2 million at December 31, 1996, to $75.7 million at September 30, 1997.


NET INTEREST INCOME

Average interest-earning assets totaled $338.6 million during the nine months ending September 30, 1997, an increase of $105.5 million or 45.3% compared to the same period last year. As a result of the acquisitions of Bank of the Desert, N.A., and the two branch locations from Wells Fargo Bank, N.A., all comparative areas of earning assets grew significantly. This growth was highlighted by an increase in average total loans of $60.7 million or 30.2% to $261.9 million. Average interest-bearing liabilities for the nine months ended September 30, 1997 increased $87.8 million or 51.6% to average $257.9 million as compared to the same period last year. During this comparative period average interest-bearing deposit categories increased $89.8 million or 53.8% to $256.5 million. Average borrowed funds decreased $2.0 million or 59.0% to $1.4 million during the same period. These comparative changes were significantly affected by the acquisitions previously discussed.

Interest income for the nine month period ended September 30, 1997 was $23.5 million, an increase of $6.0 million or 34.0% compared to the nine months ending September 30, 1996. The increase in interest income was primarily the result of the volume increases previously discussed. This increase was offset by a decreasing interest rate environment. The yield on interest-earning assets decreased 52 basis points to 8.87% for the nine months ended September 30, 1997 from 9.39% for the comparative period last year.

Interest expense increased $2.6 million to $7.6 million or 52.8% during the nine months ending September 30, 1997 as compared to the same period last year. The increase in interest expense was principally the result of the acquisitions discussed previously. This increase was partially due to a slightly higher cost of funds. The rise in the cost of funds, despite a declining interest rate environment, was primarily the result of a $60,000 increase in miscellaneous interest expense related to the new corporate center capitalized lease. The cost of interest-bearing funds increased 4 basis points from 3.92% for the nine months ended September 30, 1996 to 3.98% for the nine months ended September 30, 1997.

Net interest income was $15.9 million for the nine months ending September 30, 1997, representing an increase of $3.3 million or 26.5% from September 30, 1996. The net interest spread, which represents the difference between the rate earned on average interest-earning assets and the rate paid on average interest-bearing liabilities decreased to 4.91% for the period ending September 30, 1997, compared to 5.47% for the same period in 1996. Net interest income as a percentage of average interest-earning assets, or the net interest margin, decreased to 5.85% for the period ending September 30, 1997, compared to 6.53% for the period ended September 30, 1996. The lower interest rate environment was the primary reason for the comparative decrease in yield for both the net interest spread and the net interest margin.

Interest income for the third quarter of 1997 was $8.4 million which represented an increase of $2.2 million or 36.2% to the comparative period ending September 30, 1996. Interest expense was $2.7 million for the three month period ending September 30, 1997, an increase of $1.0 million or 54.4% compared to the same period in 1996. Net interest income during the third quarter ending September 30, 1997 was $5.7 million, an increase of $1.3 million or 29.0% for the comparative period ending September 30, 1996. The same factors affecting the nine month period also applies to the third quarter comparisons of 1997 to 1996.


PROVISION FOR POSSIBLE CREDIT LOSSES

The allowance for credit losses at September 30, 1997 was $2.8 million, compared to $2.6 million at September 30, 1996, an increase of $.3 million or 10.8%, and compared to $2.7 million at June 30, 1997, an increase of $.1 million or 3.2%. As a percent of total loans, the allowance was 1.00% at September 30, 1997, compared to 1.13% at September 30, 1996 and 1.01% at June 30, 1997.

The provision for possible credit losses was $1,070,000 for the first nine months of 1997, an increase of $575,000 or 116.2% from the $495,000 provided for the first nine months of 1996. The provision was $445,000 for the third quarter of 1997, compared to $145,000 for the third quarter of 1996, an increase of $300,000 or 206.9%.

Total non-accrual loans as of September 30, 1997 were $5.4 million as compared to $4.9 million at September 30, 1996 and $4.7 million at June 30, 1997. Non-accrual loans increased $.7 million during the third quarter of 1997. Net charge-offs were $872,000 for the nine months ended September 30, 1997. This compared to $259,000 for the same period in 1996. During the third quarter ending September 30, 1997, $356,000 was recorded in net charge-offs compared to $199,000 in net charge-offs in the third quarter of 1996.

The Bank has an established standard process for assessing the adequacy of the allowance for credit losses. In addition to reviewing the inherent risks of the loan portfolio, consideration is given to exposures such as economic conditions, credit concentrations, collateral coverage, the composition of the loan portfolio and trends in delinquencies. Specific allocations are identified by loans with general allocations assigned to the various loan categories. Loans classified by the Bank's internal review or by the regulatory authorities are included in the process of assessing the adequacy of the allowance for credit losses. This process seeks to maintain an allowance level adequate to provide for potential losses.

Management of the Bank believes the allowance at September 30, 1997, was adequate based on present economic conditions and its ongoing evaluation of the risks inherent in the Bank's loan portfolio.


OTHER INCOME

Total other income amounted to $3.5 million for the nine months ended September 30, 1997 representing an increase of $1.4 million or 63.3% compared with the same period in the prior year. A $.9 million increase in service charges on deposits and a $.2 million increase in other fees primarily as a result of the Bank of the Desert, N.A. and Wells Fargo Bank, N.A. acquisitions, a $76,000 increase in gains on the sale of Small Business Administration loans as well as $143,000 increase on the gain on sale of securities were the primary reasons for the increase in other income.

Total other income for the third quarter of 1997 was $1.6 million, an increase of $.8 million or 104.3% from the third quarter of 1996. The increase resulted from the same factors as applicable to the nine month periods.


OTHER EXPENSE

Total other expense in the first nine months of 1997 was $15.0 million, an increase of $3.8 million or 33.6% as compared to the same period in 1996. Salary expense during the first nine months of 1997 was $5.6 million, an increase of $1.2 million or 27.3% over the comparable period in 1996. The growth in salary expense is attributable to staffing additions related to the Bank of the Desert, N.A. and Wells Fargo Bank branch acquisitions, merit increases and paid commissions, offset partially by a reduction in performance incentives.

Employee benefits expense was $1.8 million for the period ending September 30, 1997, an increase of $.3 million or 20.0% from the same period in the prior year. The increase in benefits expense is attributable to the previously discussed staffing additions, increased 401K funding costs and increases in medical insurance expense offset by decreased funding costs for the Bank's ESOP.

Occupancy expenses were $1.2 million for the period ended September 30, 1997, an increase of $.3 million or 37.3% as compared to the first nine months in 1996. Furniture and equipment expense was $1.3 million for the nine months of 1997, an increase of $.3 million or 25.8% from the same period in 1996. These increases were primarily the result of the acquisitions previously discussed and the completion of the new corporate facility in July of this current year.

Other operating expense amounted to $5.1 million during the first nine months ended September 30, 1997, an increase of $1.8 million or 52.8% from the same period in the prior year. Increases in the areas of intangible asset amortization, business development, data processing, professional fee costs and expenses related to the previously discussed acquisitions were the primary causes for the increase in this category.

For the third quarter of 1997, total other expense was $5.2 million, up from $3.7 million for the third quarter of 1996, an increase of 39.9%. The increases in each category were for the same reasons.


INCOME TAXES

Income tax expense for the nine months ending September 30, 1997 was $1,089,000 as compared with $1,012,000 for the same period in 1996. The increase in tax expense was primarily attributable to a $361,000 increase in taxable income offset partially by a decrease in the Bank's effective tax rate from 33.5% for the nine months ended September 30, 1996 to 32.2% for the nine months ended September 30, 1997. The effective tax rate decrease was the result of a $368,000 increase in non-taxable income from municipal securities. Income taxes for the third quarter were $592,000, an increase of $112,000 or 23.3% from the third quarter of 1996. The increase in expense was primarily related to a $328,000 increase in taxable income offset partially by a reduction in the Bank's effective tax rate from 35.2% for the three months ended September 30, 1996 to 35.0% for the three months ended September 30, 1997. The effective tax rate decrease was primarily the result of a $124,000 increase in non-taxable income from municipal securities.

CAPITAL RESOURCES

Total stockholders' equity as of September 30, 1997 was $29.9 million which represented an increase of $2.9 million from December 31, 1996 and $4.0 million from September 30, 1996. The increase since December 31, 1996 included a $67,000 increase in the cumulative unrealized gain on securities classified as available for sale.

Under regulatory guidelines, capital adequacy is measured as a percentage of risk- adjusted assets in which risk percentages are applied to assets on as well as off the balance sheet. Tier 1 capital consists of common stock and retained earnings and total capital includes a portion of the allowance for credit losses. At September 30, 1997 the Tier 1 and total risk based capital ratios were 7.48% and 8.30%, respectively, compared to 9.30% and 10.00%, respectively, at September 30, 1996 and 8.76% and 9.69% at December 31, 1996, respectively. The current minimum regulatory guidelines for Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively.

The leverage ratio, which is a measure of Tier 1 capital to adjusted average assets, was 6.34% at September 30, 1997, compared to 8.63% at September 30, 1996 and 7.91% at December 31, 1996. The Bank's leverage ratio also exceeds the current regulatory minimum of 3.0%. Accordingly, the Bank's capital ratios exceed all regulatory minimums and support projected near-term growth, but may not be adequate to support longer term growth or additional acquisitions. In this regard the Bank is currently in the process of raising additional Tier I capital through a unit offering with each unit consisting of 5 shares of common stock and 1 warrant to purchase an additional share of common stock. The offering commenced on September 9, 1997 with the original intent to raise $5.0 million in capital. The purpose of this offering is to increase the Bank's regulatory capital ratios, increase the total capital to support the Bank's continued growth in deposits and loans, including anticipated growth through acquisitions, and to support a proposal to organize a bank holding company. The offering was oversubscribed and regulatory application was made on October 15, 1997 and approved on October 22, 1997 to increase the capital offering amount to $8.3 million.

Effective June 17, 1997 the Bank received regulatory approval for the sale and issuance of up to 50,000 shares of common stock to the Bank's ESOP upon authorization by the Bank's Board of Directors. During the third quarter 5,000 shares were issued in this regard.

LIQUIDITY AND ASSET/LIABILITY MANAGEMENT

The Bank's Asset/Liability Committee (ALCO) functions to manage the maintenance of liquidity and the preservation of net interest income when subjected to fluctuations in market interest rates. The ability to meet funding commitments present and in the future is the measure of liquidity. Liquidity is also needed to meet borrowing needs, deposit withdrawals and asset growth. The Bank develops liquidity through deposit growth, maturities and repayments of loans and investments, net interest income, fee income and access to purchased funds through correspondent banks or other entities.

Management maintains a liquidity policy which includes a liquidity contingency plan to meet necessary or unforeseen liquidity requirements. Lines of credit have been established with various correspondents, as well as the Federal Reserve Bank, in order to meet short-term seasonal fluctuations.

Liquidity as measured in accordance with FDIC methodology at September 30, 1997 was 22.94%. This compared with a ratio of 18.82% at September 30, 1996 and 21.34% at December 31, 1996. The present liquidity level, which has increased from December 31, 1996 and September 30, 1996 as a combined result of the previously discussed acquisitions and the seasonal fluctuations in deposit growth due to the agricultural economy of the Bank's service areas, exceeds the Bank's policy range. The Bank continually strives to develop new sources of liquidity to assure continued compliance with its policy.

The ALCO Committee manages the interest rate sensitivity or repricing characteristics of the Bank's assets and liabilities. The Bank's primary source of earnings is net interest income, which is subject to movements in interest rates. To minimize the effect of changes in rates the balance sheet requires structuring in order that the repricing opportunities for both assets and liabilities exist in nearly equivalent amounts at approximately similar time intervals. Interval differences may exist at times creating interest sensitivity gaps which represent the difference between interest sensitive assets and interest sensitive liabilities. These gaps are static in nature and do not consider future activity. As such, these gap measurements serve best as an indicator for potential interest rate exposure.

The sensitivity to interest rate fluctuations is measured in several time frames. Various strategies such as liability cost administration and redeployment of asset maturities are utilized to preserve interest income from the effect of changes in interest rates. The gap positions are monitored as a function of the asset and liability management process. The monitoring process includes the use of periodic simulated business forecasts which incorporate various interest rate environments. Financial modeling is utilized to assist management in maintaining consistent earnings in an environment of changing interest rates.


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

At September 30, 1997, the Bank's thirty day and one year static gap ratios were 89.66% and 75.48%, respectively. These ratios compared with respective ratios of 116.67% and 92.65% at September 30, 1996. The Bank is presently liability sensitive and should experience decreased yields in increasing rate environments and increased yields in decreasing rate environments.


INFLATION

The impact of inflation on a financial institution differs significantly from that exerted on an industrial company, primarily because its assets and liabilities consist largely of monetary items. The relatively low ratio of fixed assets to total assets of 2.7% at September 30, 1997, reduces the potential for inflated earnings resulting from understated depreciation changes. However, financial institutions are affected by inflation's impact on non-interest expenses, such as salaries and occupancy expense, and to some extent, by the inflative impact on interest rates.








                                   SIGNATURES

Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                             VALLEY INDEPENDENT BANK

                  /s/ HARRY G. GOODING III
                  ----------------------------------------------------
                  HARRY G. GOODING III, EVP/Chief Financial Officer

                  /s/ ROBERT R. MOORE
                  ----------------------------------------------------
                  ROBERT R. MOORE, VP/Treasurer

                  10/29/97
                  ----------------------------------------------------
                  DATE


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